UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

QUICKSILVER RESOURCES INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

74837R-10-4

(CUSIP Number)

Thomas F. Darden, Jr.

4800 Bryant Irvin Ct.

Fort Worth, Texas 76107

(817) 870-1950

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74837R-10-4	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas F. Darden, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,513,222 (1)
	8.	Shared Voting Power 33,330,259 (2)
	9.	Sole Dispositive Power 7,513,222 (1)
	10.	Shared Dispositive Power 33,330,259 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,843,481
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.5%
14.	Type of Reporting Person (See Instructions) IN

Notes:

(1) Includes (a) vested options to purchase 1,901,693 shares of common stock held by Mr. Darden; (b) 133,757 shares represented by units Mr. Darden holds in a Unitized Stock Fund through the 401(k) plan of Quicksilver Resources Inc. (“QRI”); and (c) 1,100 shares held by Mr. Darden’s spouse.

(2) Represents shares owned by Quicksilver Energy, L.P. (“QELP”) which may be considered to be beneficially owned by Mr. Darden as a result of his (a) ownership of equity interests of Pennsylvania Management, LLC (“PMLLC”), the sole general partner of QELP and (b) indirect ownership of limited partnership interests of QELP as a holder of partnership interests of MPP Holding, a limited partner of QELP. Mr. Darden disclaims beneficial ownership of the shares owned by QELP.

CUSIP No. 74837R-10-4	Page 3 of 5

Item 1. Security and Issuer

This Schedule relates to the common stock of Quicksilver Resources Inc. QRI is a Delaware corporation and its principal executive officers are located at 801 Cherry St., Suite 3700, Unit 19, Fort Worth, Texas 76104.

Item 2. Identity and Background

(a)-(c) This Schedule is filed by Thomas F. Darden, Jr. Mr. Darden’s business address is 4800 Bryant Irvin Ct., Fort Worth, Texas 76102. Mr. Darden currently serves as the co-founder and Chief Executive Officer of Vermilion Cliffs Partners, LLC (“VCP”). The principal executive offices of VCP are located at 4800 Bryant Irvin Ct., Fort Worth, Texas 76102.

(d) Mr. Darden has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Darden has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Darden is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The sources and amounts of funds or other consideration used to acquire the shares of common stock held by Mr. Darden were previously disclosed in Schedules 13D and amendments thereto filed by Mr. Darden, including those filed jointly with QELP.

Item 4. Purpose of Transaction

Mr. Darden holds shares of common stock as an investment. He may engage in transactions regarding shares of common stock at times and prices as he deems advisable. Mr. Darden is currently participating in a predetermined trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 that was adopted in June 2013 (the “10b5-1 Plan”) and expires in July 2015.

Item 5. Interest in Securities of the Issuer

(a)-(b), (d) Mr. Darden has the sole power to vote and dispose 7,513,222 shares of common stock (or approximately 4.1% of its outstanding shares), including (1) vested options to purchase 1,901,693 shares of common stock; (2) 133,757 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan; and (3) 1,100 shares held by Mr. Darden’s spouse.

QELP has the sole power to vote and dispose 33,330,259 shares of common stock (or approximately 18.5% of its outstanding shares), Mr. Darden may be considered to have shared power to vote and dispose the shares held by QELP and Mr. Darden may be considered a beneficial owner of the shares held by QELP as a result of his (a) ownership of equity interests of PMLLC, the sole general partner of QELP and (b) indirect ownership of limited partnership interests of QELP as a holder of partnership interests of MPP Holding, a limited partner of QELP. Mr. Darden disclaims beneficial ownership of the shares owned by QELP. If Mr. Darden is considered to be the beneficial owner of the shares held by QELP, the total number of shares beneficially held by Mr. Darden would be 40,843,481 shares of common stock (or approximately 22.5% of its outstanding shares).

(c) During the past 60 days, Mr. Darden has executed the following transactions in securities of QRI: (1) on September 1, 2014, Mr. Darden forfeited 29,032 unvested shares of restricted common stock to QRI in connection with his resignation as a director of QRI; (2) on September 2, 2014, Mr. Darden sold 10,000 shares of common stock in a brokered transaction pursuant to the 10b5-1 Plan; and (3) on October 1, 2014, Mr. Darden sold 10,000 shares of common stock in a brokered transaction pursuant to the 10b5-1 Plan.

(e) Not applicable.

CUSIP No. 74837R-10-4	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule, Mr. Darden does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

As of the date of this Schedule, Mr. Darden has pledged certain of his directly-held shares of common stock to financial institutions to secure loans. The occurrence of a default under these loans could result in Mr. Darden’s loss of voting power and investment power with respect to the pledged shares.

Lender	Pledged Shares	Date of Loan
Goldman Sachs Bank USA	1,299,711	May 5, 2012
Frost Bank	3,971,991	June 27, 2012

Item 7. Material to Be Filed as Exhibits

None

CUSIP No. 74837R-10-4	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2014
Date

/s/ Thomas F. Darden, Jr.
Signature

Thomas F. Darden, Jr.
Name/Title